Rogers International Commodity Index® — Agriculture

Table of Contents

Why Commodities?	4

Who is Jim Rogers?	5

What is the Rogers International Commodity Index® — Agriculture?	6 - 7

Why Agricultural Commodities and Why Now?	8 - 9

Factors that Might Affect the Price of Agricultural Commodities	10 - 11

Risk Considerations	12 - 13

Index Disclaimers	14

Why Commodities?

>	Studies have shown that commodities returns are negatively correlated with equity and bond returns and positively correlated with inflation. This means that as equity and bond returns decrease, commodity returns would tend to increase and as inflation increases, commodity returns would also tend to increase.		oil exploration, mine excavation and planting coffee and sugar crops). This may have led to a decrease in commodity supplies and values. If demand for commodities has increased while global supply has not increased or been slow to increase, commodity prices may rise as supply catches up with demand.

>	Some market observers believe that as capital flowed into equity markets in the 1980s and 1990s, less capital was invested in commodities development (i.e.,	>	Investors seeking a diversified portfolio may look to include exposure to commodities for these or many other reasons.

*	A perfect positive correlation of one implies that as one measure moves either up or down, the other measure will move in lockstep in the same direction. Conversely, a perfect negative correlation of negative one means that if one measure moves in either direction.

‘Stocks’ are represented by the S&P 500 total return index, ‘Bonds’ are represented by the Ibbotson corporate bond total return index, 'Inflation’ is measured by the Consumer Price Index (CPI), and ‘Commodity Futures’ are represented by an equally weighted commodity futures total return index.

Who is Jim Rogers?

Jim Rogers co-founded the Quantum Fund, a global investment partnership. The fund grew approximately 4,000% from 1970-1980 while the S&P 500 Index® rose approximately 50% over the same period. Following his success in the hedge fund business, Jim Rogers withdrew from active trading and retired at age thirty seven.

In 1990, he embarked on a motorcycle trip around the world and published his experiences in the book “Investment Biker” in 1994. From 1999-2001, he visited 116 countries and traveled over 152,000 miles on his third trip around the world. His second book, “Adventure Capitalist” documented that journey.

In 1998 he started his own commodities index fund, the Rogers International Commodity Index® and in 2004 he published his third book, “Hot Commodities".

The Rogers International Commodity Index® — Agriculture

The Rogers International Commodity Index (RICI®) is comprised of 35 underlying commodities futures contracts* and was founded by James B. Rogers on July 31, 1998. The RICI®’s underlying commodities are further broken down into three sub-indices: Agriculture (34.90% of RICI®), Metals (21.10%), and Energy (44.00%) .

The Rogers International Commodity Index® — Agriculture (RICI®-A) was established on November 30, 2004. The value of the RICI®-A is based on 21 agricultural commodity futures contracts and aims to measure the value of agricultural raw materials consumed in the global economy. The Index’s weightings attempt to balance consumption patterns worldwide (in developed and developing countries) and specific contract liquidity.

The current weightings of the RICI®-A are listed on the following page. The weightings are reviewed annually and may be adjusted annually or more frequently.

*	A futures contract is exchange traded and is an agreement to buy or sell a particular commodity at pre-determined price at a specified time in the future.

RICI®-A Components and Weightings

Overall Weighting in
	Weighting in	Rogers International
Commodity	Agriculture Sub-Index	Commodity Index®

Wheat	20.06%	7.00%
Corn	11.46%	4.00%
Cotton	8.60%	3.00%
Soybeans	8.60%	3.00%
Coffee	5.73%	2.00%
Live Cattle	5.73%	2.00%
Rice	5.73%	2.00%
Soybean Oil	5.73%	2.00%
Azukie Beans	2.87%	1.00%
Live Hogs	2.87%	1.00%
Lumber	2.87%	1.00%
Cocoa	2.87%	1.00%
Rubber	2.87%	1.00%
Wool	2.87%	1.00%
Sugar	2.87%	1.00%
Barley	2.21%	0.77%
Canola	1.92%	0.67%
Orange Juice	1.89%	0.66%
Oats	1.43%	0.50%
Raw Silk	0.43%	0.15%
Soybean Meal	0.43%	0.15%

Totals	100.00%	34.90%

Why Agricultural Commodities?
Why Now?

During the period commencing November 2004 to the present, strong global demand for energy and metals has driven up the value of the Rogers Energy and Metals sub-indices while the Agricultural sub-index has lagged cantly (see chart at right).

Many factors may affect the price of agricultural commodities. Global supply and demand are key factors, as are speculation, currency exchange rates, governmental programs and policies regarding agriculture, weather, disease, natural disasters, world wide growth and prosperity, changing world diets, and the development of alternative energy sources, among other factors.

These factors and others affect the prices of agricultural commodities in varying ways and may cause the value of different commodities comprising the Agricultural Sub-index to move in inconsistent directions and/or in a highly volatile manner.

Some of these factors are discussed further on pages 10-11.

Source: Bloomberg (11/30/04 - 5/25/06) Initial value of all Indices: 1,000.00 on 11/30/04 Past performance is not indicative of future performance.

Factors that Might Affect the Price of Agricultural Commodities*

	Category		Factors that may lead to increased demand and higher agricultural commodities prices

	World Diets	>	Global food consumption patterns may be changing. Rising incomes in emerging economies, growing urbanization and western influences may cause food consumption globally to change. Reliance on basic staples such as rice and noodles may shift to fruits, vegetables and proteins (such as meat, eggs, or dairy).

		>	Demand for corn and other feed grains has nearly doubled in the past five years. This is due to increased consumer demand for meat and poultry (and subsequent production growth) in Asia, Latin America and the former Soviet Republics.

	Alternative Energy	>	Many nations are seeking to decrease dependence on petroleum based energy. This is primarily due to the prospect of high oil prices, instability in oil-producing regions and environmental concerns.

		>	Alternative energy sources are more widely available. Sugar and corn-based ethanol, for example, are more widely available and economically and technologically viable than during the last sharp increase in oil prices in the 1970s.

		>	Major sugar exporter Brazil has devoted increasing amounts of sugar to ethanol production in recent years. This shift has resulted in less available sugar for edible consumption and may have contributed to sugar prices reaching a 24-year high in 2005.

		>	US corn-based ethanol production has increased 109% from 2000- 2003. This suggests that less corn may be available for edible consumption in the future.

	Weather	>	Adverse weather may damage crops. For example, overall beverage prices rose 21% in 2005 due to an increase in Robusta coffee prices due to weather-related supply disruptions in Vietnam, the second largest coffee producer.

		>	Unpredictable natural disasters may occur. For example, US lumber and energy prices increased in the wake of the hurricanes in 2005.

*	This page discusses only three of the many factors that may affect global agricultural commodities prices.

Category		Possible reasons why these factors may not lead to higher agricultural commodity prices

World Diets	>	More countries may attempt to become more self-sufficient. Even if diets change, enhanced farming technology and ciency may enable nations to meet domestic demand and rely less on imports.

	>	An outbreak of Avian flu or animal sicknesses such as mad cow disease may reduce world demand for beef, pork and poultry . This might also reduce demand for feed grains.

	>	Political factors in emerging economies might limit reliance on imported food and shun agricultural free trade.

Alternative Energy	>	More efficient ethanol production technology and increased production capacity may be developed. Increased ciency may allow sugar cane planters to devote more of their resources to satisfying edible sugar demand and new sugarcane fields and mills, which typically require only a three to five year lead time, may increase worldwide supply.

	>	The US ethanol industry is in its infancy. US consumers might balk at the purchase of new, ethanol-efficient vehicles due to the current lack of available infrastructure (i.e., fuel stations and pumps) .

	>	Petroleum-based fuel may become more affordable in the short term. Potential US government tax incentives or other policies may discourage consumers from switching to ethanol-cient vehicles.

	>	Surplus corn or sugar stocks might be used to satisfy domestic alternative energy demand. Countries may rely less on imported corn or sugar if they have enough excess stock to satisfy demand.

Weather	>	Good weather might increase crop production. As a result, prices may stabilize if world demand is met.

	>	Major natural disasters may not occur. This could allow for crop development on previously unused land or land that had been impacted by previous natural disasters.

Risk Considerations

Investors should carefully consider the risks of any commodity related investment and whether such investment is suited to their particular circumstances. It is important that prior to investing in any commodity linked notes investors read the prospectus related to such notes to understand the actual terms of, and risks associated with, such notes. In addition, we urge investors to consult with their investment, legal, accounting, tax and other advisors with respect to any investment in a note or commodities in general.

Credit Risk

While this brochure does not describe any particular note or structured product linked to the RICI®-A, it is possible that investors may be offered a commodity-linked note issued by ABN AMRO Bank N.V. (“ABN AMRO”) in the future. Such notes would be guaranteed by ABN AMRO Holding N.V., ABN AMRO’s parent. In such notes, investors would assume the credit risk of ABN AMRO and ABN AMRO Holding N.V. Furthermore, any notes sold, offered, or recommended are not deposits on ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

Principal Risk

The notes investors may be offered may not be principal protected. In addition, investors in some notes will be fully exposed to any decline in the price or level of the underlying commodity index asset. Accordingly, investors may lose some or all of their initial investment in such notes. Several factors, including, without limitation, governmental programs and policies regarding agriculture as well as natural disasters may cause the price of the agricultural commodities comprising the RICI®-A to change unpredictably.

Limited Return

The notes investors may be offered may be capped at a maximum return, in which case investors in the notes would never receive at maturity an amount greater than a predetermined amount per note, regardless of how much the price of the underlying commodity index increases during the term of the note. Accordingly, investors may receive less than if they had invested directly in the underlying commodity index.

Index Sponsor

The RICI®-A is overseen and managed by a committee chaired and controlled by James B. Rogers, Jr., the founder and sole owner of the RICI®-A. We are one of the five other members of the committee. The committee has discretion regarding the composition and management of the RICI®-A, including additions, deletions and the weightings of the commodities comprising the RICI®-A, all of which could affect the RICI® and, therefore, the value of any notes linked to the RICI®-A or the RICI®-A.

Liquidity Risk

ABN AMRO does not intend to list any of the notes on any securities exchange. Accordingly, there may be little or no secondary market for the notes and information regarding independent market pricing of the notes may be limited. The value of the notes in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

It is important to note that many factors would contribute to the secondary market value of the notes, and investors may not receive their full principal back if the notes were sold prior to maturity. Such factors include, but are not limited to, time to maturity, the price of the underlying commodity index, volatility and interest rates.

In addition, the price, if any, at which ABN AMRO or another party would be willing to purchase notes in secondary market transactions would likely be lower than the issue price, since the issue price would have included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the notes, as well as the cost of hedging ABN AMRO’s obligations under the notes.

Tax Risk

Each note may have a different U.S. federal income tax treatment that will depend on the specific terms of such note. With respect to certain notes, there is no direct legal authority as to the U.S. federal income tax characterization of the notes. No assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, our particular tax treatment of the notes.

SEC Legend

ABN AMRO filed a registration statement (including a prospectus), and will file a pricing supplement, with the SEC for each offering of notes to which this communication relates. Before you invest in any note, you should read such documents and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the specific offering of the notes. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.

Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free (888) 644-2048.

Index Disclaimers

“Jim Rogers”, “James Beeland Rogers, Jr.”, “Rogers”, “Rogers International Commodity Index® — Agriculture”, “RICI®-A” are trademarks and service marks of, and “RICI” and “Rogers International Commodity Index” are registered service marks of, Beeland Interests, Inc., which is owned and controlled by James Beeland Rogers, Jr., and are used subject to license. The name and likeness of Jim Rogers/James Beeland Rogers, Jr. are trademarks and service marks of James Beeland Rogers, Jr.

The notes are not sponsored, endorsed, sold or promoted by Beeland Interests Inc. (“Beeland Interests”) or Diapason Commodities Management SA (“Diapason”) . Neither Beeland Interests nor Diapason makes any representation or warranty, express or implied, nor accepts any responsibility, regarding the accuracy or completeness of this brochure, or the advisability of investing in securities or commodities generally, or in any notes or in futures particularly.

NEITHER BEELAND INTERESTS NOR DIAPASON, OR ANY OF THEIR RESPECTIVE AFFILIATES, GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE RICI® OR THE RICI®-A OR ANY DATA INCLUDED THEREIN. SUCH PERSON SHALL NOT HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN AND MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OWNERS OF ANY NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RICI® OR THE RICI®-A, ANY DATA INCLUDED THEREIN OR THE NOTES. NEITHER BEELAND INTERESTS, NOR DIAPASON, OR ANY OF THEIR RESPECTIVE AFFILIATES, MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EACH EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RICI®-A, THE RICI®, AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL BEELAND INTERESTS, DIAPASON OR ANY OF THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

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